SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2005

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM Participações S.A.

CALL NOTICE

     TIM PARTICIPAÇÕES S.A.
A listed company
CNPJ/MF n.º 02.558.115/0001 -21

Clarification of CVM/Bovespa Consultations

We clarify to the market that on 10/28/2005 TIM Participações carried out a conference call to discuss the results of the third quarter of 2005 (3Q05).

In response to participants’ inquiries, the Company presented guidance of approximately 34% EBITDA Margin for 2005.

As highlighted in the conference call, those projections are subject to macroeconomic conditions, market risks, and other factors inherent to projections and/or future estimates. Therefore, the Company’s results may materially differ from the projections expressed in those statements.

Rio de Janeiro, October 31, 2005.

Paulo Roberto C. Cozza
Investor Relations Officer
TIM Participações S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: October 31, 2005	By:	/s/ Paulo Roberto Cruz Cozza
Name: Paulo Roberto Cruz Cozza
Title: Chief Financial Officer